
November 20, 2006

Dan L. Batrack
Chief Executive Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

Re: Tetra Tech, Inc.
File No. 0-19655

Dear Mr. Batrack:

We have reviewed your response letter dated October 30, 2006, and have the
following additional comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In other comments, we ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended October 2, 2005

1. We have reviewed all of your responses and the information provided to us on a
   supplemental basis, specifically your CODM reports. We remain skeptical that you
   have properly identified your operating segments in accordance with paragraph 10 of
   SFAS 131. In this regard, it appears that for fiscal year 2006 Dan Batrack is your
   CEO, COO, and Infrastructure segment manager, and Sam Box is your President and
   Resource Management segment manager. As such, it would seem as though these
   two individuals would be reviewing disaggregated information. In this situation, it
   would seem to be difficult for the CODM to ignore the disaggregated financial
   information when making resource allocation decisions and assessing performance.
   From a review of analyst reports and your CODM reports, it appears that you
   distinguish results of operations for Infrastructure between civil infrastructure
   contracts and systems support and security contracts. The analyst reports and the
   CODM reports also appear to indicate that the sales trends, gross profit margins and
   operating profit margins do differ or will differ materially in the future.

   However, we do acknowledge that determining your operating and reportable
   segments under SFAS 131 requires a significant level of management judgment, and
   that the financial statements are your responsibility. The management approach
   method set forth in paragraph 4 of SFAS 131 is based upon the way that the overall

enterprise is organized for the purpose of making operating decisions and assessing performance; accordingly, you are best placed to determine the operating and reportable segments that comply with the overall objectives and basic principles of segment reporting, as outlined in paragraph 3 of SFAS 131. It appears that you believe your aggregated presentation best meets the objectives and basic principles of segment reporting. We urge you to review the guidance in SFAS 131, especially paragraph 3, and consider whether a more disaggregated presentation may be appropriate given your current management structure and that your CODM does receive financial information for significant projects, contracts and customers through discussions with segment managers, and especially if your civil infrastructure and systems support and security operations continue to exhibit materially differing operating trends. At this time, given the level of judgment, your assertions and the limited financial information contained in the CODM reports you provided on an aggregated and disaggregated level, we have no further comment. However, the Staff may have comments on this area in the future.

2. We note your responses with regards to your testing goodwill impairment at the operating/reportable segment level as of July 1, 2004, April 3, 2005 and July 1, 2005. Specifically, we note that you acknowledge your business units do represent reporting units in accordance with paragraph 30 of SFAS 142. However, in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101 you state that you are aggregating your business units to test goodwill at the operating segment level. While EITF Topic D-101 does state that the assessment of similar economic characteristics should be more qualitative than quantitative, it does not state that you should ignore the materially different operating trends of these business units to determine whether or not it is appropriate to aggregate for purposes of testing goodwill for impairment. Further support that it is not appropriate to aggregate all of your business units within each of your operating segments with goodwill is that not all of the business units in Infrastructure were tested for goodwill impairment as of April 3, 2005 in response to comment 2 in our letter dated September 14, 2006. In addition, the business units tested did not all have the same or similar revenue growth rates, margins or margin growth rates. As such, we continue to believe that you have not met the requirements set forth in SFAS 142 and EITF Topic D-101 to aggregate all of the business units in each of your operating segments to test goodwill for impairment. Please revise your goodwill impairment testing as of July 1, 2005 and July 1, 2006 for your two operating segments with goodwill for testing at the business unit level. Please provide us with the revised testing for all business units as of July 1, 2005 and July 1, 2006. We also note that you test goodwill for impairment by weighting the results of the discounted cash flow method, the guideline company method, and the similar transactions method. As such, your testing of goodwill for impairment should be calculated using actual results for each of these three methods at the business unit level and not estimating the results by comparing the results of the business units to the operating segment level results. Finally, we note that you have assumed for

purposes of determining the amount of goodwill impairment for Infrastructure at the consolidated and business unit levels as of April 3, 2005 that you assumed the fair value of your net tangible and working capital assets equaled book value. It also appears that there are no unrecognized intangible assets. Please tell us how you arrived at such a conclusion, or when preparing the revised goodwill impairment testing analyses at the business unit level, also estimate the fair value of these assets and any unrecognized intangible assets. Refer to paragraphs 21 and 23-25 of SFAS 142 for guidance.

3. Please revise your accounting policy note for goodwill impairment testing to reflect the above change.

4. Please tell us what financial information is used by the reportable segment managers to manage their respective segments. This discussion should include the different levels at which the reportable segment managers receive financial information.

5. In our letters dated April 11, 2006, June 21, 2006, and September 14, 2006, we have repeatedly requested that you amend the Form 10-K for the fiscal year ended October 2, 2005. We observed that MD&A in the Form 10-K contains essentially one sentence of substantive disclosure about the $105 million goodwill impairment charge. The charge is quantitatively material given the 25% impact on equity and the substantially larger impact on earnings. The charge is qualitatively material given the implications concerning under-performing business acquisitions and/or expected continuing adverse business, economic, and competitive conditions. We have cited guidance in Regulation S-K and in the Financial Reporting Codification and observed that the one sentence disclosure in the Form 10-K does not appear compliant. The information subsequently provided in the July 2, 2006 Form 10-Q does not resolve the concern regarding the adequacy of disclosure in the Form 10-K. Therefore, as previously requested, please file an amendment to the Form 10-K in order for the disclosures therein to fully comply with the applicable guidance.

6. In your July 2, 2005 Form 10-Q, you have represented that the goodwill impairment was primarily caused by the decision to "exit the fixed-price civil infrastructure construction business." You reference an inability to "execute efficiently on fixed-price civil infrastructure construction contracts" and that this business was not being operated profitably. However it remains unclear to us how your exiting this business could have had such a significant impact on your projected cash flows, as you have noted that these contracts have either low margins or result in losses. It is also unclear why you have assumed that you would have such significant revenues and cash flows from projects that you stated are low-margin and high-risk and are outside of your expertise. Jefferies & Company, Inc. stated in their July 29, 2005 report that the low-margin construction management contracts that you decided to de-emphasize accounted for a few million of revenue per quarter. As such, please revise the

disclosure to clear explain exactly why your estimate of the fair value of the business units within Infrastructure decreased so significantly as of April 3, 2005 from July 1, 2004. Your disclosure should fully explain any potential discrepancies between your previous disclosures and your account as to why such a large goodwill impairment charge was recognized as of the second quarter of fiscal year 2005, such as those we have noted.

7. You also disclose that "these projects had previously contributed positive cash flows." You state that a determination was made as to the specific business units that performed the majority of this work and that management was able to quantify the projected future cash flow impact of exiting the fixed-price civil infrastructure construction business. However, you also disclose that "we did not separately track operating results for our fixed-price civil infrastructure construction projects." It is unclear how reasonable future cash flow assumptions are possible absent reliable, historical cash flow data pertaining to the fixed-price civil infrastructure construction business. Further, one would expect that the applicable contract record-keeping requirements would enable management to quantify the historical revenues, income and cash flows generated from this business. For each period presented in the Form 10-K, please revise MD&A to disclose the historical revenues, income, and cash flows generated by the fixed-price civil infrastructure construction business. This information is necessary for investors to fully assess the impact on future operating results of the decision to exit the fixed-price civil infrastructure construction business. See Section 501.12 of the Financial Reporting Codification.

8. Regarding the three methods you use to estimate the fair value of your reporting units, we note that you do not give equal weight to each of the three methods. Rather, you weight the discounted cash flow method at 70% and the guideline company method and the similar transactions method at 15% each. Paragraph 23 of SFAS 142 states that the best evidence of fair market value is quoted market prices in active markets. As such, it is unclear to us why you have weighted the discounted cash flow method disproportionately to the other two market-based methods. Please include disclosure in MD&A to provide a detailed explanation to investors as to how you determined how to weight each method. Given that the weight assigned to each method is a subjective estimate, please disclose the amount of the impairment had you weighted each of the fair value methods equally. Refer to Sections 501.12.a. and 501.14 of the Financial Reporting Codification for guidance.

9. We note that you have disclosed the amount by which revenue, net of subcontractor costs and operating profit decreased in your discounted cash flow analysis from July 1, 2004 to April 3, 2005. Please also state the amount by which future cash flows changed.

10. Please revise MD&A to state the discount rates used as of July 1, 2004 and April 3, 2005. Please also include an explanation as to why you believe such discount rates are reasonable, as the discount rate far noted from the documentation you provided to us exceeds your interest rates at that time.

11. Please revise MD&A to clarify the disclosure regarding the "aggressive office consolidation and headcut reduction effort related to infrastructure operations engaged in such projects." Specifically, please identify the specific business units that generated the material portions of the goodwill impairment. Please disclose which of these business units were closed or consolidated as a direct result of the March 2005 decision to exit the fixed-price civil infrastructure construction business. Please disclose also the number of employees at these business units who were terminated as a direct result of the March 2005 decision to exit the fixed-price civil infrastructure construction business. A material reduction in employees would reasonably be expected to correlate with the expected future reduction in cash flows.

12. Please revise MD&A to clarify the characteristics of the contracts referenced as "fixed-price civil infrastructure construction contracts." It appears that the business section descriptions about infrastructure segment activities and projects in the Form 10-K is not materially different from the disclosures in the prior year's Form 10-K. Accordingly, it is not clear what specific business has been exited (i.e., water infrastructure, transportation projects, institutional facilities, etc.). Also, please clarify whether there have been any "fixed-price civil infrastructure construction contracts" in the resource management and/or communications segments.

13. In the revised MD&A disclosure, please disclose whether a material uncertainty exists regarding the recoverability of any material portions of the remaining goodwill asset. For example, it is not clear whether there are any business units with material goodwill assets that are experiencing adverse operating results or that have an estimated fair value at or near the carrying value of net assets. Refer to Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.

14. Based on your response letters, it is unclear to us whether the additional contract losses recognized on your fixed-price civil infrastructure construction contracts during the second quarter of fiscal year 2005 relate to new information you obtained during the fiscal quarter about those contracts (i.e., poor weather conditions), or whether the losses relate to previous quarters but just not recognized until Sam Box and Dan Batrack began their hands-on review of this business. In this regard, we note that as of October 3, 2004 you determined your disclosure controls and procedures were ineffective primarily due to "the failure to properly apply generally accepted accounting principles in certain project and litigation related circumstances and insufficient coordination between accounting and operational personnel on project management and forecast disciplines." We further note that you believed the changes

you made to address the material weakness would not be in place until the end of the second quarter of fiscal 2005. Please tell us the amount of the losses recognized in the second quarter of fiscal year 2005 relates to previous periods, if any. Please revise your disclosure in MD&A to state the specific reasons the additional fixed-price civil infrastructure construction contract losses were recognized during the second quarter of fiscal year 2005.

Form 10-Q for the Fiscal Quarter Ended July 2, 2006

15. We note that you determined through a review of your stock option granting practices from 1998 through 2006 that you identified an error in the measurement dates used were erroneous and differed from the actual grant dates. Please provide us with a schedule for the affected stock options that details: (a) the number of stock options, (b) the measurement date used, (c) the actual grant date that should have been used, (d) the exercise price of the stock options and (e) the stock price of your common stock on the actual grant date.

16. Page 30 of your July 2, 2006 Form 10-Q references a drive to "scale down our bids on fixed-price civil infrastructure construction contracts." Please reconcile this with the page 29 disclosure stating that the company had decided to "discontinue bidding on and providing services related to fixed-price civil infrastructure construction contracts."

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief